UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-8572

Tribune Company
(Exact name of registrant as specified in its charter)

435 North Michigan Ave, Chicago, IL 60611 (312) 222-9100 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

Rights to Purchase Series A Junior Participating Preferred Stock (pursuant to the Rights Agreement, dated as of December 12, 1997, as amended)
(Title of each class of securities covered by this Form)

Exchangeable Subordinated Debentures due 2029
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:
Common Stock par value $0.01 per share – one (1)
Rights to Purchase Class A Junior Participating Preferred Stock, par value $0.01 per share (pursuant to the Rights
Agreement, dated as of December 12, 1997, as amended) – none.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Tribune Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 20, 2007

TRIBUNE COMPANY

By: /s/ Crane H. Kenney
Name: Crane H. Kenney
Title: Senior Vice President, General
Counsel and Secretary